September 8, 2005

This section of the quarterly report contains management's analysis of the financial performance of the company and its financial position and it should be read in conjunction with the consolidated financial statements. Readers are cautioned that management's discussion and analysis (MD&A) contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to consult the MDS Annual Report and Annual Information Form for fiscal 2004 for additional details regarding risks affecting the business.

In our MD&A and elsewhere we refer to measures such as backlog and unusual items that are not defined by generally accepted accounting principles (GAAP). Our use of these terms may not be consistent with the way these terms are used by others. Where possible, in particular for earnings per share measures, we provide tables or other information that enables readers to reconcile between such non-GAAP measures and standard GAAP measures. While these measures are not defined by or required by GAAP, we provide this information to readers to help them better understand the significant events, transactions, and trends that affect our businesses.

All financial references in this document exclude the discontinued generic radiopharmaceuticals, US Laboratory, and certain early-stage pharmaceutical research services operations, and therefore reflect only our continuing operations, unless otherwise noted. The results for all prior periods have been restated to conform to this presentation.

Overview

Revenues for the third quarter of fiscal 2005 were up $2 million over the same period last year, taking into account the restatement of results to reflect the discontinuation of our US laboratories business along with certain early-stage pharmaceutical research services.

For the third quarter, the average rate of exchange between the Canadian and US dollar was $1.24 compared to $1.34 last year and our effective translation rate on revenues was $1.32 versus $1.41, taking into account the impact of our hedging program. The declining US dollar, combined with the reduced protection of our hedge portfolio, reduced revenue by $12 million. Adjusting for this rate fluctuation, revenue growth was 3%.

Operating income for the quarter was $30 million, a decrease of $42 million over the same period last year. Excluding the impact of MDS Proteomics (subsequently renamed Protana Inc.) and other items included in operating income for the third quarter in both years, operating income was down from $65 million to $43 million, or $22 million. This decrease primarily reflects the impact of the fee cut in British Columbia (BC), weakness in analytical instruments and bioanalysis, and incremental spending on change initiatives. In addition, as the majority of our costs are denominated in Canadian dollars, we continue to be affected by the drop in the US dollar, which in this quarter had an impact on operating income of $6 million in our Life Sciences segment, compared to the prior-year quarter.

Restructuring charges in the current year, combined with one-time items and items related to proteomics, impact the comparability of operating income year-over-year and are set out in the table below.

We recorded basic and diluted earnings per share of $0.14 for the quarter, which includes a $0.03 gain on discontinued operations resulting from the sale of our remaining US laboratory business, a $0.03 restructuring charge, and a $0.04 write-off of licensed technology. Earnings per share from continuing operations before the impact of MDS Proteomics and other items was $0.18 for the quarter, compared to $0.29 last year. The US dollar decline accounts for $0.03 of the drop compared to 2004. The balance of the decline relates to decreases in operating income for reasons set out in more detail below.

Effective July 1, 2005, Stephen P. DeFalco was appointed President and CEO, accelerating our senior management transition plan. Management's priority is to improve the operating performance of the MDS businesses, in particular MDS Pharma Services, underscoring our commitment to increasing shareholder value. We are in a stage of transition, and as such, we will continue to execute on opportunities to focus on our core products, customers and markets.

On September 1, 2005, we announced our strategic plan, which will now focus on three core businesses: pharmaceutical contract research, molecular imaging and radio-therapeutics, and analytical instruments. As a result of our realignment, assets that do not contribute to the Company's areas of focus will be evaluated with a view towards maximizing shareholder value.

(Tabular amounts are in millions of Canadian dollars, except where noted.)

Summary Consolidated Results		Third Quarter			Nine Months	
	2005	2004	Change	2005	2004	Change
Revenues	$ 443	$ 441	-	$ 1,313	$ 1,299	1%
Operating Income	$ 30	$ 72	(58%)	$ 121	$ 137	(12%)
Basic earnings per share	$ 0.14	$ 0.35	(60%)	$ 0.56	$ 0.30	87%

Details of items affecting the period-to-period comparability of operating income and earnings per share are provided in the following tables.

	Third Quarter		Nine Months	
	2005	2004	2005	2004
Operating income from continuing operations before MDS Proteomics and other items	$ 43	$ 65	$ 134	$ 203
MDS Proteomics - Operations	-	(5)	-	(26)
- Writedown of goodwill and other assets	-	-	-	(63)

- Gain resulting from reorganization	**-**	8	**-**	8
Operating income from continuing operations, before other items	**43**	68	**134**	122
Restructuring	**(5)**	-	**(5)**	(6)
Investment tax credits from MDS Proteomics	**-**	3	**-**	3
Patent settlement	**-**	-	**-**	14
Gain on sale of businesses and other	**-**	1	**-**	4
Write-off of licensed technology	**(8)**	-	**(8)**	-
Operating income	**$ 30**	$ 72	**$ 121**	$ 137

	Third Quarter		Nine Months	
	2005	2004	**2005**	2004
Earnings per share (EPS) from continuing operations before MDS Proteomics and other items	**$ 0.18**	$ 0.29	**$ 0.61**	$ 0.84
MDS Proteomics	**-**	(0.01)	**-**	(0.55)
EPS from continuing operations before other items	**0.18**	0.28	**0.61**	0.29
Restructuring	**(0.03)**	-	**(0.03)**	(0.02)
Investment tax credits from MDS Proteomics	**-**	0.08	**-**	0.08
Patent settlement	**-**	-	**-**	0.06
Gain on sale of businesses and other	**-**	0.01	**-**	0.03
Write-off of licensed technology	**(0.04)**	-	**(0.04)**	-
EPS from continuing operations	**$ 0.11**	$ 0.37	**$ 0.54**	$ 0.44
Discontinued operations	**0.03**	(0.02)	**0.02**	(0.14)
Basic EPS	**$ 0.14**	$ 0.35	**$ 0.56**	$ 0.30

Segment results

Third Quarter			2005				2004
	Revenues	**Operating Income**	**Operating Margin**	Revenues	Operating Income	Operating Margin
Life Sciences	**$ 287**	**$ 16**	**6%**	$ 286	$ 47	16%
Health	**156**	**14**	**9%**	155	22	14%
	443	**30**	**7%**	441	69	16%
Proteomics	**-**	**-**		-	3	n/m
	$ 443	**$ 30**	**7%**	$ 441	$ 72	16%

n/m = not meaningful

Nine Months			2005				2004
	Revenues	**Operating Income**	**Operating Margin**	Revenues	Operating Income (Loss)	Operating Margin
Life Sciences	**$ 851**	**$ 76**	**9%**	$ 844	$ 162	19%
Health	**462**	**45**	**10%**	455	56	12%
	1,313	**121**	**9%**	1,299	218	17%
Proteomics	**-**	**-**		-	(81)	n/m
	$ 1,313	**$ 121**	**9%**	$ 1,299	$ 137	11%

Life Sciences

Review of operations – Revenues from Life Sciences businesses for the quarter were:

Third Quarter		2005		2004	Change
Early-stage research	$	83	$	82	1%
Late-stage research		51		45	13%
Pharmaceutical research services		134		127	6%
Gamma sterilization		16		17	(6%)
Nuclear medicine		54		54	-
Therapy systems		9		10	(10%)
Isotopes		79		81	(2%)
Analytical instruments		74		78	(5%)
	$	287	$	286	-

During the quarter, we realized 6% revenue growth in pharmaceutical research services, led by a 13% increase in late-stage research. Within late-stage research, revenue growth in central laboratory services was 37%, while global clinical development revenue was level with last year. In early-stage businesses, early clinical research (ECR) experienced 13% revenue growth, and toxicology revenues were level compared to the prior year. Revenue from bioanalysis continues to be affected by our on-going focus on resolving outstanding US Food & Drug Administration (FDA) queries. Revenue from bioanalysis declined 22% compared to the prior year, which offset growth in other early-stage businesses.

An Operational Quality group has been formed to implement a Quality Leadership Program (QLP) that formalizes the learning from the current FDA review of bioanalytical studies conducted in Montreal. The focus of the QLP is on improving customer quality and services through continuous process improvements and compliance.

Based on our progress with study reviews in the period, we have significantly increased the resources performing this work to ensure that we remain on track to complete all reviews within the one-year timeframe agreed to with the FDA. Costs related to this review will continue to be reflected as an operating cost. We estimate that approximately $4 million will be incurred in fiscal 2006 to complete the review.

Our average pharmaceutical research backlog increased by 3% over the prior quarter and 11% when compared to the prior year. Average backlog in our early-stage research business has slipped approximately 8% compared to last year, while late-stage research has grown by approximately 16% versus the prior year. The reduction in early-stage backlog continues to be a result of reduced opportunities to bid on proposals in the bioanalytical area, partially offset by the growth in ECR, such as a recently awarded three-year dedicated facility agreement in our expanded Lincoln, Nebraska site. The growth in our late-stage backlog business is due to our ability to attract significant clinical trial management contracts such as a recently awarded Phase III clinical trial of an anti-malarial drug which spans 2,550 malaria patients in Asia and Africa.

Average Backlog	[millions of US dollars]
Fiscal 2004 – Quarter 1	$ 240
Quarter 2	265
Quarter 3	285
Quarter 4	300
Fiscal 2005 – Quarter 1	315
Quarter 2	305
Quarter 3	315

Backlog measures are not defined by GAAP and our measurement of backlog may vary from that used by others. While we believe that long-term backlog trends serve as a useful metric for assessing the growth prospects for our business, backlog is not a guarantee of future revenues and provides no information about the timing on which future revenue may be recorded. We report our backlog in US dollars to reflect the underlying currency of the majority of such contracts and to reduce the volatility that would result from converting the measure to Canadian dollars.

We are committed to the discovery, development and analysis of new biomarkers and have recently launched the Biomarker Alliance, which is an integrated group of top biomarker service providers poised to maximize the success of drug candidates, as well as currently marketed products. Our contribution to the Alliance will be access to global customers, as well as clinical and analytical expertise.

In the third quarter of last year, we entered into a $10 million, five-year licensing agreement with Protana Inc. that granted our pharmaceutical research services access to certain proteomics technology. The license fee was paid 50% on signing, with the balance paid in August 2005. We have recorded amortization expense of $2 million on the cost of this license since inception. Based on our realigned operational plan for MDS Pharma Services, we have decided to use a different technology, and we do not expect to recover our investment in this license. As a result, an $8 million asset write-off was recorded this quarter.

Revenue in our Isotope business was down 2% compared to the prior year, due mainly to the time required to process and ship cobalt-60 supply received later in the quarter. In order to diversify our industrial cobalt supply, we have signed a US$24 million contract with a Russian company to complement our existing supply of cobalt. This new agreement has a term of 13 years.

Growth in our nuclear medicine business has been stable. Revenue for the quarter reflected the sale of two Iodine-123 (I-123) production systems, offset by shortfalls in demand for Thallium and Palladium isotopes. Our Isotope business announced the first commercially available copper-64 (CU-64) isotope in the quarter, which will be used principally as a positron emission tomography (PET) imaging isotope to provide physicians with higher resolution images in diagnostic and therapeutic medical applications. The impact on the quarterly revenues from this new product was not significant.

Therapy systems experienced lower shipments of Theratron units in the quarter, due to a delay in the release of our new Equinox external beam system. We now expect to launch this new system by year-end.

For the quarter, overall customer shipments of analytical instruments were up 15%, of which 9% relates to our new MALDI products. Revenues softened this quarter, mainly due to the impact of the US dollar and weaker sales of ELAN® products. These ICP/MS mass spectrometer-based products have been subject to greater price competition and affected by a lull in the semi-conductor fabrication market.

With the recent addition of the API 5000™ and API 3200™ triple quads, we now have five triple quad mass spectrometers in our product lineup. While we have seen some continued softness in our large pharmaceutical customers' purchasing patterns, our broad product line has allowed us to increase sales to other applied markets.

We continued to achieve strong performance from our QTRAP products, with the 4000 QTRAP® being complemented by the new 3200 QTRAP® in both biomarker and small molecule markets. The recently introduced 4800 MALDI TOF/TOF, based on technology acquired as a result of our purchase of a 50% interest in AB MALDI TOF business in 2004, has also been well received by our proteomics and biomarker customers.

Overall, operating income for the Life Sciences segment was $16 million at a margin of 6%, down from $47 million and 16% respectively in the prior year.

Operating income was negatively affected by the delay in the shipment of production cobalt supply for the quarter. We expect cobalt shipments to increase in the fourth quarter.

Within our pharmaceutical research services, operating income was lower than last year as a result of the combination of the foreign currency exposure in excess of our US dollar hedges, incremental FDA review costs, and delayed initiation of awarded projects in global clinical development.

Our analytical instruments operating income, when compared to prior year, was impacted by the continued strength of the Canadian dollar, the increased investment in our CellKey™ product as we prepare for a September product launch, and our investment in the recently launched 4800 MALDI TOF/TOF.

Capital expenditures – Net purchases of capital assets in Life Sciences amounted to $44 million for the quarter compared to $23 million last year. Year-to-date purchases were $83 million compared to $75 in the prior year. Included in capital expenditures for the quarter is $22 million relating to the MAPLE facility, of which $2 million reflects capitalized interest costs.

Atomic Energy of Canada Limited (AECL) has applied to renew its Class I license to operate the MAPLE 1 and 2 reactors at the Chalk River Laboratories which expires November 30, 2005. The renewed license would be valid through to November 30, 2007.

Financial responsibility for construction cost over-runs and portions of pre- and post-commissioning operating costs for MAPLE are the subject of a dispute with AECL. A mediator has been appointed and proceedings are scheduled to be completed prior to the calendar year-end.

AECL is continuing to develop their plan to resolve the power coefficient issue. This requires approval from the Canadian Nuclear Safety Commission (CNSC) to restart the reactor and perform power coefficient tests. At this time, we do not have sufficient information to reasonably determine the timing of the start of commercial production in the new facilities.

We depend on the Nuclear Research Universal (NRU) reactor, operated by AECL, for the supply of the majority of our reactor isotopes. Subsequent to quarter end, the CNSC announced that the environmental assessment was complete and that it could now consider the renewed license application. This would allow the NRU reactor to operate until July 31, 2006, which is beyond its currently scheduled shutdown on December 31, 2005. The seven-month extension would allow for further study into the feasibility of a longer-term extension of the operation of the NRU reactor by the CNSC. The scheduled license hearing will commence near the end of the fourth quarter.

Segment outlook –We will continue to be challenged by the weak US dollar this year and will be affected even more in 2006 as our hedge protection is diminished. To address this issue, we will continue to focus on our competitive advantages and reduce our cost structure to deal with the lower value in the US dollar and its impact on our revenues.

The recent tragedy in New Orleans left our facility in the city flooded, affecting approximately 60 of our 1,100 clinic beds worldwide. We are working to ensure that our employees are safe, and developing a plan to deal with the work that was scheduled for the facility. We are also assessing our insurance coverage to determine what loss, if any, we will incur.

To benefit from the Asia-Pacific region as an emerging market for clinical trials, MDS Pharma Services has opened new Global Clinical Development facilities in Australia and Malaysia. In addition, we have selected ClinInvent Research, a Mumbai-based contract research organization, as our preferred partner for the Indian subcontinent to anchor MDS's presence in the fast-growing Indian market. With this relationship, MDS Pharma Services will gain access to ClinInvent Research's local end-to-end capabilities in clinical trials management.

Subsequent to quarter-end, we acquired SkeleTech Inc., a therapeutically focused contract research organization providing pre-clinical discovery and development services in bone and central nervous system biologies, for gross proceeds of US$9 million. Included in the purchase price is US$2 million contingent consideration, payable to the vendors if certain profitability levels of the acquired business are attained.

We expect that our sales of Triple Quad products will be strong in the fourth quarter and we will continue to explore growth opportunities for our products in the applied markets. We anticipate continued pricing pressure combined with a weaker semi-conductor market for our products sold through the joint venture partnership with Perkin Elmer Inc.

We intend to capitalize on the expansion of our radiopharmaceutical services with the addition of strategic partnerships to co-develop and manufacture novel radiopharmaceuticals to treat and diagnose disease. Our launch of Copper-64 this quarter is tangible evidence of our efforts in this field.

We are pleased that the US Energy Act of 2005, which included an amendment for the supply of a key component used in the production of our radioisotopes, was signed into law subsequent to the quarter-end. This will facilitate our continued commitment to providing the worldwide medical community with a reliable and steady supply of medical isotopes used in the diagnoses and treatment of disease.

MDS Nordion introduced a new pallet food irradiator, Quadura™ system, targeted to importers and exporters of exotic fruits and vegetables. We believe that the Quadura system will provide an economical and environmentally friendly disinfestation treatment to satisfy the quarantine security requirements of international markets.

We expect to make up the third quarter shortfall in shipments and processing of cobalt-60 in the fourth quarter and our self-contained irradiator backlog remains strong.

Health

Review of operations – Revenues from Health businesses in the quarter were:

Third Quarter		2005		2004	Change
Diagnostics	$	100	$	107	(7%)
Distribution		56		48	17%

		$	156	$	155	1%

We continue to see incremental volume growth in BC, which has contributed to better than expected results in that market; however, diagnostics revenue decreased by 7% when compared to the prior year, mainly due to the impact of the BC fee cut.

The existing agreement with the Ontario Ministry of Health expired on March 31, 2005 and negotiations between the Ministry and the Ontario Association of Medical Laboratories are behind schedule. We will continue to bill under the old agreement while the new agreement is negotiated.

During the quarter, together with the University Health Network (UHN), we signed a lab services contract with 10 hospitals located in Northeastern Ontario. This contract will complement the operation of our testing lab in the region and the management of two local hospital labs.

Distribution revenues increased by 17% compared to the prior year mainly due to significant new distribution contracts awarded in Quebec and Western Canada, combined with the addition of new product lines.

Operating income for the segment was $14 million at a margin of 9%, down from $22 million and 14% respectively in the prior year. The BC fee reduction (which was deferred to July 1 in the prior year) is the major driver behind the reduction in operating income, despite cost management initiatives in Ontario and BC realized in the quarter. Strong revenue growth for Distribution was experienced this quarter, however this business is experiencing tighter margins on the new distribution contracts.

Capital expenditures – Health businesses purchased $2 million of capital assets during the quarter compared to $4 million for the quarter last year. Year-to-date net purchases were $8 million compared to $18 million in the prior year.

Segment outlook - We will be carefully monitoring the contract negotiations in Ontario, and expect that a new contract will be retroactive to April 1, 2005. Within Distribution, higher capital expenditures are planned for the fourth quarter due to infrastructure improvements for warehousing and technology required in part, to support incremental business from new and existing suppliers. Modest revenue growth is expected in this segment; however significant growth in operating income is not expected.

Corporate

For the quarter, selling, general and administration expenses (SG&A) were $83 million compared to $73 million last year. Spending on SG&A is up 2% from last year as a percentage of revenues. SG&A includes a $7 million ($24 million year-to-date) increased level of expenditures on various change initiatives, including work on our common business system and support services. As announced on

September 1, 2005, these activities are currently being realigned and this level of spending is expected to drop. Included in SG&A is spending on our Sarbanes Oxley Compliance program during the quarter of $2 million, ($5 million year-to-date).

Research and development (R&D) expenses for the quarter were $7 million ($24 million year-to-date), which was an increase of $1 million from the prior year ($27 million year-to-date).   The majority of the increase was due to our continued investment in our new CellKey™ product, 4800 MALDI TOF/TOF instruments, and other future mass spectrometers products within the Life Sciences segment.

During the quarter, we utilized $1 million of our restructuring reserve to pay certain retirement obligations and severance related to senior management retirements.

The Company's reported income tax rate for this quarter was 31% (14% in the prior year). The increase is mainly due to the recognition of certain purchased MDS Proteomics tax assets purchased in the prior year.

Investment in change

Investment in change includes the implementation costs of a common business system (CBS) based on an Oracle platform and improvements to our information technology (IT) infrastructure.

		Total		Capitalized		Expensed
Total incurred to October 31, 2004	$	39	$	33	$	6
Q1 2005		7		5		2
Q2 2005		6		5		1
Q3 2005		12		8		4
Total	$	64	$	51	$	13

Effective August 1, 2005, we added our analytical instruments business to the Oracle platform. We have revised some timelines that affect implementation of the system within MDS Pharma Services. As a result, the first phase of implementation will commence in the first quarter of fiscal 2006 for early-stage sites and the second quarter of fiscal 2006 for our late-stage sites.

On May 1, 2005, we began to amortize costs capitalized to our CBS initiative over a seven-year period. Amortization recorded in the quarter was $1 million.

Restructuring

Consistent with our realigned operational plan for MDS Pharma Services, the clinical pharmacology unit in Munich, Germany was closed in the quarter. A restructuring charge of $3 million was recognized consisting of fixed asset writedowns, employee severance, and other exit related costs.

As discussed in the prior quarter, we realigned the operating structure of our Canadian bioanlytical laboratories. We recognized a restructuring charge of $2 million in the third quarter, which consisted of employee severance and benefit costs for terminated employees.

Discontinued operations

We completed the sale of our interest in the South Florida laboratory partnership in the quarter, which concluded our exit from the US diagnostic market. A gain of $6 million was recorded in discontinued operations. Net revenue from this business was $10 million for the quarter. Also in the quarter, we sold our Executive Health business. No gain or loss was recorded on this transaction and the results are included with discontinued operations.

Certain early-stage pharmaceutical research service businesses, comprising our Pharmaceutics and Biopharmaceutics/Biosafety operations, were classified as discontinued operations in the quarter. These businesses included operations in: Tampa, Florida; Bothell, Washington; and Blainville, Quebec. In addition, the *in vitro* Pharmacology site in Geneva, Switzerland, and our fermentation business in Taipei, Taiwan were classified as discontinued and are in the process of being closed. The decision to exit these operations enables us to concentrate on our core competencies and focus our resources and growth efforts on areas that offer strategic synergies for MDS Pharma Services. The net assets of the discontinued operations that were classified as assets available for sale had a net carrying value of $18 million at quarter-end.

Liquidity and capital resources

Our cash position at July 31, 2005 was $ 274 million, down 8% from $298 million at April 30, 2005. Operating working capital was $159 million, an increase of $7 million from April mainly due to the receipt of cobalt inventory at quarter-end and proceeds from the sale of US labs included in the accounts receivable balance.

Cash flow from operating activities before non-cash working capital balances for the quarter was $38 million, compared to $48 million in the third quarter last year, reflecting the lower operating income.

Cash used for investing activities was $40 million in the quarter, which is a decrease of $18 million compared to the prior year. The acquisition of tax losses in the prior year offset by the increase in purchased capital assets this year accounts for most of this difference.

Cash used in financing activities was $7 million compared to $5 million in the prior year.

On June 17, 2005, we filed a Notice of Intention to make a normal course issuer bid to purchase up to 12,382,572 Common Shares from time to time. The bid commenced June 21, 2005 and will expire on

June 20, 2006. The shares will be purchased for cancellation through the facilities of the Toronto Stock Exchange at market price. During the quarter, no shares were acquired.

During the quarter, we negotiated a new $500 million, five-year committed, revolving credit facility which replaces our previous $225 million credit facility.   At quarter-end, this facility remains undrawn.

The weighted average interest rate on fixed long-term debt was 5.61% and the weighted average term to maturity is five years.

Financial instruments

We use derivative financial instruments to manage foreign currency and interest rate exposure. These instruments consist of forward foreign exchange and option contracts and interest-rate swap agreements. All derivative instrument contracts are with banks listed on Schedule I to the Bank Act (Canada) and the Company utilizes financial information provided by certain Schedule I banks to determine the fair market values of the financial instruments.

At quarter-end, the net mark-to-market value of all derivative instruments was $8 million ($29 million - 2004). The decrease is a reflection of the 14% decrease in the weighted average exchange rate combined with our reduced hedge portfolio.

Quarterly highlights

Following is a summary of selected consolidated financial information derived from the Company's unaudited interim period consolidated financial statements for each of the eight most recently completed quarters. This financial data has been prepared in accordance with GAAP and prior periods have been restated to reflect the discontinuance of the operations discussed above.

(Millions of Canadian dollars, except Earnings per share)

	Fiscal 2005													Fiscal 2004			Fiscal 2003
		July		Apr		Jan		Oct		July		Apr		Jan		Oct
Net revenues	$	**443**	$	433	$	437	$	437	$	441	$	433	$	425	$	413
Operating income		**30**		40		51		14		72		3		62		33
Income from continuing operations		**15**		28		33		7		53		(24)		33		23
Net income	$	**19**	$	30	$	30	$	9	$	50	$	(36)	$	28	$	(4)
Earnings per share from continuing operations																
Basic	$	**0.11**	$	0.20	$	0.23	$	0.05	$	0.37	$	(0.16)	$	0.22	$	0.16
Diluted	$	**0.11**	$	0.20	$	0.23	$	0.05	$	0.37	$	(0.16)	$	0.22	$	0.16
Earnings per share																
Basic	$	**0.14**	$	0.21	$	0.21	$	0.06	$	0.35	$	(0.25)	$	0.19	$	(0.03)
Diluted	$	**0.14**	$	0.21	$	0.21	$	0.06	$	0.35	$	(0.25)	$	0.19	$	(0.03)

Items that impact the comparability of operating income include:

- The fourth quarter of 2003 reflected restructuring charges of $28 million.
- The second quarter of 2004 reflected charges related to the writedown of our investment in MDS Proteomics to net realizable value, partially offset by other net gains, leading to a net charge of $62 million.
- The fourth quarter of 2004 reflected restructuring charges of $7 million and valuation provisions totaling $35 million.
- The third quarter of 2005 reflected restructuring charges of $5 million and a writedown of licensed technology of $8 million.

Risks and Uncertainties

We continue to guarantee a bank loan of $20 million on behalf of an investee, Hemosol Corp. (the "Borrower") until June 30, 2007.   This loan is secured by a fixed and floating charge over all assets of the Borrower. The success of the Borrower to execute its therapeutic protein strategy is dependent, among other things, on obtaining sufficient funding in the fourth quarter to continue as a going concern. There can be no assurance that the Borrower will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. At this point in time, we believe the assets of the Borrower have sufficient value to fully repay the related debt. The carrying value of this investment was previously reduced to nil.

To determine the assets available for sale from the operations classified as discontinued operations, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and, therefore, these amounts are subject to measurement uncertainty.

Subsequent Events and Outlook

We remain committed to our strategic plan to focus resources on opportunities within the global Life Sciences market. This involves a continuous evaluation of our existing asset base to maximize shareholder value. Our near-term business plan results in the repositioning of our pharmaceutical research services with an emphasis on cost-effective operations for the remaining businesses within MDS Pharma Services.

Subsequent to the quarter-end, we announced a plan to reduce our global workforce by 500 employees to reduce costs and operate more efficiently in our competitive environment. We expect to report costs of $50 million to $75 million in the fourth quarter associated with these activities. These restructuring plans target primarily overhead and support costs and we remain committed to providing high quality products and services from all areas of our businesses, and to support the affected employees.

Our Board of Directors will review recommendations for the appropriateness of alternative ownership structures for the Diagnostic businesses for the pursuit of maximum value for our shareholders.